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                              September 15, 2021

       Joel Wine
       Chief Financial Officer
       Matson, Inc.
       1411 Sand Island Parkway
       Honolulu, HI 96819

                                                        Re: Matson, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 26,
2021
                                                            File No. 001-34187

       Dear Mr. Wine:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       General

   1. We note that you provided more expansive disclosure in your CSR report than you provided in your SEC
filings. Please advise us what consideration you gave to providing the same type of
climate-related disclosure in your SEC filings as you provided in your
                                                        CSR report.
       Management Discussion and Analysis of Financial Condition and Results of Operations, page 26

   2. Please revise your disclosure to identify any material past and/or future capital expenditures for
climate-related projects. If material, please quantify these expenditures.
   3. To the extent that you expect decreased demand for your services that produce significant greenhouse gas
emissions or are related to carbon-based energy sources, please disclose any material expected
effect on your business, financial condition, and results of
 Joel Wine
Matson, Inc.
September 15, 2021
Page 2
         operations.
4. If applicable and to the extent material, discuss the significant physical effects of climate change on your operations and results. This disclosure may include the following:
             quantification of material weather-related damages to your property or operations;
              and
             potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers.
5. Quantify any material increased compliance costs related to climate change.
6. If material, provide disclosure about your purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Wei Lu, Staff Accountant at (202) 551-3725 or Ethan Horowitz,
Accounting Branch Chief at (202) 551-3311, if you have questions regarding comments.



FirstName LastNameJoel Wine                                     Sincerely,
Comapany NameMatson, Inc.
                                                                Division of
Corporation Finance
September 15, 2021 Page 2                                       Office of
Energy & Transportation
FirstName LastName